NEWS RELEASE                                                                                           RUBICON
                                                                                                    MINERALS CORPORATION

TORONTO STOCK EXCHANGE  SYMBOL: RMX             OTCBB SYMBOL: RUBIF                         PR-03-32 OCTOBER 29,
2003

RUBICON AND PLACER DOME COMMENCE GOLDEN PROMISE EXPLORATION PROGRAM
-Program includes diamond drilling of Jaclyn Zone plus trenching in new areas and regional surveys –

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that Placer Dome (CLA) Canada Ltd (“Placer Dome”) has approved a $750,000 Phase I exploration program on the recently optioned Golden Promise project in north central Newfoundland. Golden Promise covers a district-scale land position of over 500 square kilometres. The program which will be completed within four months includes:

  Up to 2,350 metres of diamond drilling on the Jaclyn Zone, where previous drilling by Rubicon to a depth of 50 metres and over a strike length of 225 metres has yielded several ore-grade drill intercepts (see news release dated September 19, 2002 and also www.rubiconminerals.com). Significantly, 15 of 17 drill holes in the initial drill program intercepted the zone and contain visible gold.

  The program will test beneath the currently known zone to a vertical depth of approximately 200 metres and will also explore along strike where the system remains open for exploration.  Two other potential vein systems, located to the north and south of the Jaclyn Zone respectively, and inferred from the presence of additional boulders, will also be drilled.  These potential vein systems will be tested by mechanical trenching in advance of diamond drilling.

  Mechanical trenching will also be carried out in one of three new boulder areas interpreted to indicate the presence of more gold-bearing veins. This target, referred to as the Skidder Road prospect (August 12, News Release), is located 3.8 kilometres northeast of the Jaclyn discovery and may be very close to the source area.  Significant results from the boulders include grab sample assays of up to 356 g/t Au.

  Detailed regional airborne geophysical (magnetic and EM) surveys are being carried for the first time in this area to provide better controls on mineralization and to aid in the search for additional targets.

“It is important to recognize that the Jaclyn Zone is a new discovery within the district-scale and unexplored Golden Promise project area.  Results to date suggest that a number of other veins exist on the property and work is underway to define additional vein targets.  While we are at an early stage in the exploration of this belt, we are looking forward to potential expansion of the Jaclyn Zone while, at the same time, exploring for additional new high-grade gold veins,” said David Adamson.

Placer Dome can earn a 55% interest in the project by spending $5.0 millionover a four-year period, including $1.5 million before the end of 2004.Other terms of the agreement allow Placer the election, once it has met its initial $5 million commitment, to earn an additional 15% interest (to a maximum 70% interest) by delivering a bankable feasibility study on a minimum 500,000 ounce gold deposit by the end of 2009. Failure to do so by this date will cause reversion back to a 55% Placer - 45% Rubicon Joint Venture.

Rubicon has applied to the Department of Energy and Mines of the government of Newfoundland and Labrador for funding under its Junior Company Exploration Assistance Program (JCEAP). This program has provided positive stimulus to Rubicon’s exploration efforts in the Province and the Company wishes to express its appreciation for previous support.

Rubicon controls several other significant land positions across the island of Newfoundland, including several in the Botwood Basin area under option to International Lima Resources Corp., where exploration programs are underway. The Company will be providing an update on its other Newfoundland gold exploration projects in the near term.

RUBICON MINERALS CORPORATION
David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6
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The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual
results to differ materially from  targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements